EDCI Holdings, Inc.
11 East 44th Street, Suite 1201
New York, NY 10017

September 23, 2009

By Electronic Submission

Mr. Larry Spirgel
Assistant Director
United States Securities and Exchange Commission
Mail Stop 3030
Washington, D.C. 20549-6010

Re:	EDCI Holdings, Inc.
Form 10-K for the year ended December 31, 2008
SEC File No. 1-34015

Dear Mr. Spirgel:

On behalf of EDCI Holdings, Inc. (the “Company” or “we”), I submit this letter in response to the comments (the “Comments”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated September 14, 2009, relating to the Company’s Form 10-K for the year ended December 31, 2008. The Company’s responses to the Comments are set forth below. For the convenience of the Staff, we have restated each Comment in the order provided followed by the Company’s responses.

Item 1A. Risk Factors, page 8

1.
In future filings, set forth each risk factor under a subsection that adequately describes the risk.  For example, your subsections “Current Global and Economic Downturn” and “Blackburn-Hannover Consolidation” do not adequately describe the risks.

The Company advises the Staff that in all applicable future filings, we will disclose each risk factor under a subsection that adequately describes the risk in accordance with Item 503 c) of Regulation S-K

Condensed Consolidated Statements of Operations, page 6

2.	We note that you refer to non controlling interest as “minority interest” and that it is presented below Net Loss. Please revise in future filings to comply with paragraph 5 of SFAS 160.

The Company advises the Staff that in all applicable future filings, we will present noncontrolling interests as prescribed in paragraph 5 of SFAS 160

Condensed Statement of Cash Flows, page 39

3.	Please revise to show operating, investing, and financing cash flows from discontinued operations by category, as applicable

The Company’s view is that SFAS 95 permits but does not require separate disclosure of cash flows either in the statement of cash flows or footnotes to the financial statements pertaining to extraordinary items or discontinued operations.  Footnote 10 of SFAS 95 states, “Separate disclosure of cash flows pertaining to extraordinary items or discontinued operations reflected in those categories is not required.” Therefore, we have not presented operating, investing and financing cash flows separately for discontinued operations.

Discontinued Operations, page 46

(a)  EDC U.S Operations, page 46

4.
We note that you included $10,488,000 of other expenses in your calculation of gain on Sony Sale.  Tell us why these expenses are part of your gain calculation.  Refer to your basis in accounting literature.

As disclosed in Note 4 (a) on page 47, other expenses primarily includes $7.6 million for the impairment of property plant and equipment not acquired by Sony DADC which is held for sale at December 31, 2008, severance costs of $0.9 million and the write off of $1.9 million of inventory and other assets related to the Kings Mountain facility.  The Company accounted for the disposal of its EDC U.S operations to Sony DADC, Inc (“the Sony Sale”) in accordance with SFAS 144.  As such, the Company measured the assets related to the Kings Mountain facility which were included in the disposal group at their fair value less cost to sell.  We believe our calculation related to the gain on the Sony Sale properly included $10,488,000 of “Other expenses.”

Senior Secured Credit Facility, page 59

5.
Tell us and disclose how you accounted for the Senior Secured Credit Facility amendments October 31 and December 31, 2008.  Tell us if these amendments resulted in debt modifications.  Refer to your basis in accounting literature.

The Company accounted for the Senior Secured Credit Facility amendments dated October 31 and December 31, 2008 (“the Amendments”), respectively, in accordance with EITF 98-14.  Specifically, the Company applied the guidance as prescribed in paragraph 4 of EITF 98-14 to the facts included in the Amendments and determined that the Amendments did not result in debt modifications.  Further, the fees and costs associated with these amendments were not material in 2008; therefore, disclosure was not deemed necessary.

Signatures, page 81

6.
In your future filings, please identify the person who is signing on behalf of the registrant in the capacity of your controller or principal accounting officer. See General Instruction D(2) (a) of Form 10-K

The Company advises the Staff that in all applicable future filings, we will properly identify  the person who is signing on behalf of the Company in the capacity of controller or principal accounting officer in accordance with General Instruction D(2) (a) of  Form 10-K.

Exhibits, page 82

7.
In future filings, please file the certifications required by Rules 13a-14(a) and 15d-14(a) as Exhibits 31.1 and 31.2 and file the Section 1350 certifications as Exhibits 32.1 and 32.2.  See Item 601 of Regulation S-K

The Company advises the Staff that in all applicable future filings, we will file the certifications required by Rules 13a-14(a) and 15d-14(a) as Exhibits 31.1 and 31.2 and we will file the Section 1350 certifications as Exhibits 32.1 and 32.2 in accordance with Item 601 of Regulation S-K.

Definitive Proxy Statement Incorporated By Reference Into Part III of Form 10-K

Executive Compensation, page 16

Outstanding Equity Awards at Fiscal Year-end, page 23

8.
In future filings, included the vesting dates of options, shares of stock and equity incentive plan awards held at fiscal-year end by footnote to the applicable column where the outstanding award is reported.  See Instruction 2 to Item 402(f)(2) of Regulation S-K.  Also provide a name to each table included in your disclosures.

The Company advises the Staff that in all applicable future filings, we will include the vesting dates of options, shares of stock and equity incentive plan awards held at fiscal-year end by footnote to the applicable column where the outstanding awards is reported in accordance with Instruction 2 to Item 402(f)(2) of Regulation S-K.  We will also provide a name to each table included in our disclosures.

Form of Proxy

9.
We note that your proxy statement as filed does not include the form of proxy or proxy card.  In future filings, please file the form of proxy with your definitive proxy statement. See Rule 14a-6(b) under the Securities Exchange Act of 1934.

The Company advises the Staff that in all applicable future filings, we will file the form of proxy with our definitive proxy statement in accordance with Rule 14a-6(b) of the Securities Exchange Act of 1934

The Company acknowledges that with respect to its filings with the Commission:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (317) 348-1940 if you have any further questions or comments.

Sincerely,

 /S/ Kyle E. Blue
Kyle E. Blue
Treasurer
EDCI Holdings, Inc.